Exhibit 99.23

GREENBROOK TMS INC.

REPORT UNDER NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the Special Meeting of Shareholders of Greenbrook TMS Inc. (“Greenbrook”) held on January 12, 2021 (the “Meeting”). Each of the matters set out below is described in greater detail in the Notice of Special Meeting of Shareholders and Management Information Circular dated December 4, 2020, mailed to shareholders prior to the Meeting (the “Circular”).

According to the scrutineer’s report, 123 shareholders were present at the Meeting, in person or by proxy, representing 49,229,852 common shares or approximately 72.92% of the 67,512,383 common shares outstanding on the December 1, 2020 record date for the Meeting.

Approval of Share Consolidation

At the Meeting, the shareholders passed a special resolution authorizing and approving an amendment to the Articles of Incorporation of Greenbrook (the “Articles”) to consolidate the authorized, issued and outstanding common shares of Greenbrook on the basis of a ratio that will permit Greenbrook to qualify for a potential secondary listing on the NASDAQ Stock Market LLC, being a ratio within the range of one (1) post-consolidation common share for every five (5) pre-consolidation common shares to one (1) post-consolidation common share for every eight (8) pre-consolidation common shares, with the ratio to be selected and implemented by the board of directors of Greenbrook (the “Board”) in its sole discretion, if at all, at any time prior to January 12, 2022.

Voting results are as follows:

Special Resolution	Votes For	% Votes For	Votes Against	% Votes Against
The special resolution, the full text of which is set forth in Appendix A to the Circular, to authorize and approve the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the Circular, all as more particularly described in the Circular.	49,209,762	99.96%	20,090	0.04%

Approval of Amendment to Articles

At the Meeting, the shareholders passed a special resolution authorizing and approving an amendment to the Articles to provide that the Board may appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of shareholders as per section 124(2) of the Business Corporations Act (Ontario).

Voting results are as follows:

Special Resolution	Votes For	% Votes For	Votes Against	% Votes Against
The special resolution, the full text of which is set forth in Appendix B to the Circular, to authorize and approve the filing of Articles of Amendment to provide that the Board may appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of shareholders, all as more particularly described in the Circular.	49,225,754	99.99%	4,098	0.01%

Approval of By-Law Amendment

At the Meeting, the shareholders passed an ordinary resolution authorizing and ratifying amendments to Greenbrook’s by-laws to (i) increase the quorum for any meeting of shareholders of Greenbrook to one person present and entitled to vote at the meeting that holds or represents by proxy not less than 33 1/3% of the votes attached to the outstanding common shares of Greenbrook entitled to be voted at such meeting, and (ii) make certain other consequential and housekeeping amendments.

Voting results are as follows:

Ordinary Resolution	Votes For	% Votes For	Votes Against	% Votes Against
The ordinary resolution, the full text of which is set forth in Appendix C to the Circular, to authorize and ratify the amendments to the By-Laws of Greenbrook, all as more particularly described in the Circular.	49,225,754	99.99%	4,098	0.01%

Dated this 12th day of January, 2021.

GREENBROOK TMS INC.

By:	“Bill Leonard”
	Name:	Bill Leonard
	Title:	President and Chief Executive Officer

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